EXHIBIT 21.1
GENESIS ENERGY, L.P.
Subsidiaries of the Registrant



Genesis Crude Oil, L.P. - Delaware limited partnership (80.01% general partner interest owned by Genesis Energy, L.P.)

Genesis Pipeline Texas, L.P. - Delaware limited partnership (98% limited partner interest owned by Genesis Crude Oil, L.P.)

Genesis Pipeline USA, L.P. - Delaware limited partnership (98% limited partner interest owned by Genesis Crude Oil, L.P.)
c:\my documents\worddocs\edgar\exhibit 21-1.98.doc